===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                              AMENDMENT NO. 2 TO
                                SCHEDULE 14D-1
     Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities
          Act of 1934 Under the Securities and Exchange Act of 1934

                             --------------------


                             OLD STONE CORPORATION
                             --------------------
                           (Name of Subject Company)


                           MANTICORE PROPERTIES, LLC
                             GOTHAM PARTNERS, L.P.
                           GOTHAM PARTNERS, II, L.P.
                             --------------------
                                   (Bidder)


                    Common Stock, Par Value $1.00 Per Share
                         Cumulative Voting Convertible
             Preferred Stock, Series B, Par Value $1.00 Per Share
                             --------------------
                        (Title of Class of Securities)


                                   680293107
                                   680293305
                             --------------------
                     (CUSIP Number of Class of Securities)


                          William A. Ackman, Manager
                           Manticore Properties, LLC
                       110 East 42nd Street, 18th Floor
                           New York, New York 10017
                                (212) 286-0300

                                with copies to:

                              Morris Orens, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                          Telephone: ( 212) 758-9500

         (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)

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                              Amendment No. 2 To
                                Schedule 14D-1


                             Old Stone Corporation

         This Amendment No. 2 to Schedule 14D-1 amends and supplements the Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on November 14, 1997 as amended by the Amendment No. 1 thereto, (the "Statement") which relates to the offer by Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham Partners, L.P., a New York limited partnership and Gotham Partners II, L.P., a New York limited partnership (together, the "Funds"), to purchase any and all shares of Common Stock, par value $1.00 per share (the "Common Shares") and any and all shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"). Except as set forth herein, there has been no changes to the information previously reported in the Statement.

ITEM 10. ADDITIONAL INFORMATION.

         (f) The information set forth in Exhibit (a)(14) hereto, is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit
    Number                           Exhibit
    ------                           -------
    (a)(1)       Offer to Purchase, dated November 14, 1997.*
    (a)(2)       Letter of Transmittal with respect to Common Shares.*
    (a)(3)       Letter of Transmittal with respect to Preferred Shares.*
    (a)(4)       Notice of Guaranteed Delivery for Common Shares.*
    (a)(5)       Notice of Guaranteed Delivery for Preferred Shares.*
    (a)(6) Letter from Beacon Hill Partners, Inc. to brokers, dealers, banks, trust companies and nominees.*
    (a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
    (a)(8) Letter from Beacon Hill Partners, Inc. to Old Stone Corporation Stock Ownership Plan Trustee.*
    (a)(9) Letter from Old Stone Corporation Stock Ownership Plan Trustee to Plan participants.*
    (a)(10) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
    (a)(11)      Summary Advertisement, dated November 14, 1997.*

    Exhibit
    Number                           Exhibit
    ------                           -------
    (a)(12)      Supplement, dated December 8, 1997, to the Offer to
                 Purchase.**
    (a)(13)      Press Release of Manticore Properties, LLC, dated
                 December 8, 1997.**
    (a)(14)      Press Release of Manticore Properties, LLC, dated
                 December 16, 1997.
    (b)(1) Agreement, dated November 14, 1997, among Manticore Properties, LLC, Gotham Partners, L.P., and Gotham
                 Partners II, L.P.**
    (c)          None.
    (d)          None.
    (e)          Not applicable.
    (f)          None.
--------------
  * Previously filed with initial Schedule 14D-1 filed on November 14, 1997. ** Previously filed with Amendment No. 1 to the Schedule 14D-1 filed on
      December 8, 1997.

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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1997                   MANTICORE PROPERTIES, LLC

                                            By: /s/ William A. Ackman
                                                --------------------------
                                                Name:  William A. Ackman
                                                Title: Manager

                                            GOTHAM PARTNERS, L.P.

                                            By: Section H Partners, L.P.,
                                                its general partner

                                            By: Karenina Corporation
                                                a general partner of
                                                Section H Partners, L.P.

                                            By: /s/ William A. Ackman
                                                --------------------------
                                                Name:  William A. Ackman
                                                Title: President

                                            GOTHAM PARTNERS II, L.P.

                                            By: Section H Partners, L.P.,
                                                its general partner

                                            By: Karenina Corporation
                                                a general partner of
                                                Section H Partners, L.P.

                                            By: /s/ William A. Ackman
                                                --------------------------
                                                Name:  William A. Ackman
                                                Title: President

                               INDEX OF EXHIBITS


                                                                   Sequentially
Exhibit                                                              Numbered
Number                             Exhibit                             Pages
------                             -------                             -----

(a)(1)       Offer to Purchase, dated November 14, 1997.*
(a)(2)       Letter of Transmittal with respect to Common Shares.*
(a)(3)       Letter of Transmittal with respect to Preferred
             Shares.*
(a)(4)       Notice of Guaranteed Delivery for Common Shares.*
(a)(5)       Notice of Guaranteed Delivery for Preferred Shares.*
(a)(6) Letter from Beacon Hill Partners, Inc. to brokers, dealers, banks, trust companies and nominees.*
(a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
(a)(8) Letter from Beacon Hill Partners, Inc. to Old Stone Corporation Stock Ownership Plan Trustee.*
(a)(9) Letter from Old Stone Corporation Stock Ownership Plan Trustee to Plan participants.*
(a)(10) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(11)      Summary Advertisement, dated November 14, 1997.*
(a)(12)      Supplement, dated December 8, 1997, to the Offer to
             Purchase.**
(a)(13)      Press Release of Manticore Properties, LLC, dated
             December 8, 1997.**
(a)(14)      Press Release of Manticore Properties, LLC, dated
             December 16, 1997.
(b)(1) Agreement, dated November 14, 1997, among Manticore Properties, LLC, Gotham Partners, L.P., and Gotham Partners II, L.P.**
(c)          None.
(d)          None.
(e)          Not applicable.
(f)          None.


--------------
   * Previously filed with initial Schedule 14D-1 filed on November 14, 1997. ** Previously filed with Amendment No. 1 to the Schedule 14D-1 filed on
       December 16, 1997.